

Mail Stop 3720

March 12, 2009

Mr. Robert S. Stowell
Chief Financial Officer
LSI Industries, Inc.
10000 Alliance Road
Cincinnati, Ohio 45242

> **RE:** **LSI Industries, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed September 15, 2008**
>
> **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
> **File No. 0-13375**

Dear Mr. Stowell:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2008

Definitive Proxy Statement Incorporated by Reference Into Part III

Summary Compensation Table, page 17

1.   We note that the value included in the Option Awards column is based on grant date fair value according to footnote (3). Regulation S-K Item 402(c)(2)(vi) and the Instruction thereto require you to include in this column the dollar amount recognized for financial reporting purposes with respect to the fiscal year in accordance with FAS 123R. Please confirm that you will comply with this requirement in future filings.

Potential Payments Upon Termination or Change In Control, page 23

2.   In future filings, please provide quantitative disclosure of the potential payments to each named executive officer assuming a triggering event took place on the last day of your fiscal year. Refer to Regulation S-K Item 402(j) and Instruction 1 thereto. Please note that this quantitative disclosure should include, among other things, the value of accelerated option vesting. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 126.02, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page F-1

3.   We note that your net sales began decreasing from prior period levels in the second half of fiscal 2008 and that this trend has continued through the first half of fiscal 2009. In future filings, please provide additional disclosure identifying and assessing material known trends that are impacting your results of operations and/or financial condition. Although you discuss changes in your results of operations and liquidity from period-to-period in your recent filings, additional disclosure providing management's insight into the underlying causes and potential effects of material trends would be helpful to investors. This disclosure should also discuss actions being taken in response to such trends. Refer to the Commission's Interpretive Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Results of operations, page F-1

4.   It appears that your segments contribute in a disproportionate way to your operating results. In future filings, discuss your results of operations on a segment basis, as required by Section 501.06 of the Codification of Financial Reporting Policies. In this regard, we note that you discuss information regarding revenues for each segment within MD&A. Expand this disclosure to discuss your segment measure of profit or loss, which appears to be "operating income (loss)," for each reportable segment.

Consolidated Statements of Operations, page F-16

5. In future filings, separately state revenues from net sales of tangible products and sales of services, if greater than 10% of total revenues. Also, separately state the costs and expenses applicable to each category of sales and revenues. Refer to Rule 5-03 of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies, page F-21

Revenue Recognition, page F-21

6. We note your disclosure that sales are recorded net of estimated returns, rebates and discounts. However, you state at page F-2 that selling and administrative expenses fluctuated as a result of reduced customer rebates and accommodations. Clarify your policy regarding these items and your application of the guidance in EITF 01-9.

7. Tell us the nature of the products or services for which you recognize revenue under SOP 97-2 and how you determined that this guidance is applicable to these transactions.

8. Tell us how you applied the guidance in EITF 00-21 and SAB 104 in determining your revenue recognition policy for orders that include both products and installation. For situations in which you recognize product revenue prior to installation, tell us whether you have accounted for the product as a separate unit of accounting and your application of paragraph 9 of EITF 00-21 in making this determination. If you have determined that the product and installation cannot be separated and, therefore, represent one unit of accounting, tell us how you have applied the guidance in SAB 104 in determining that it is appropriate to recognize revenue prior to the installation. Specifically, tell us how you have determined that the installation is an inconsequential and perfunctory obligation, as discussed in Topic 13.A.3.c.

9. Clarify the nature of your service revenue from integrated design, project and construction management, site permitting, and post-shipment service and maintenance. Tell us whether these activities represent additional deliverables within the same arrangement as the products and installation and, if so, whether you have considered them as separate units of accounting under EITF 00-21.

10. Tell your basis in the accounting literature for your accounting policy regarding your service revenue from providing integrated design, project and construction management, site engineering and site permitting. Clarify whether you use the percentage of completion method for larger customer contracts involving multiple sites. If so, tell us how you determined that this policy is appropriate and describe how you measure progress towards completion of the contract. How did you determine that the timing of progress billings "coincides with the completion of the earnings process"?

Note 2 – Business Segment Information, page F-27

11.   Tell us how you applied the criteria in paragraph 17 of SFAS 131 in determining that it was appropriate to aggregate LSI Marcole into the Lighting Segment, including how you determined that this segment has similar economic characteristics. Similarly, please provide us with an analysis of why it was appropriate to aggregate LSI Images and LSI Adapt into the Graphics Segment.

12.   You state that you have thirteen operating segments; however, you have only discussed six operating segments within the Lighting reportable segment and five segments within the Graphics reportable segment. Tell us where you have presented the remaining two operating segments and your basis for this presentation.

13.   It is unclear to us how you have classified the operations of LSI Saco Technologies. If these operations represented operating segments that were included within the Lighting and Graphics segments, tell us how you determined that they met the aggregation criteria of paragraph 17 of SFAS 131.

Note 6 – Goodwill and Other Intangible Assets, page F-31

14.   We note that you have determined that you had six reporting units for purposes of testing goodwill for impairment. Tell us how you applied the guidance in paragraph 30 of SFAS 142, which states that a reporting unit is an operating segment or one level below an operating segment. In this regard, we note your disclosure at page F-27 which states that you have thirteen operating segments.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Note 7. Goodwill and Other Intangible Assets, page 16

15.   We note that the impairment charge recorded in the quarter ended December 31, 2008 was considered an estimate. Please tell us and disclose, in future filings, the reasons that the impairment test has not been finalized, as required by paragraph 47 of SFAS 142.

16.   We note that you have $2.3m of goodwill remaining in your Graphics segment as of December 31, 2008. Tell us how you determined that this goodwill was not impaired, in light of the significant declines in revenue from this segment in the six months ended December 31, 2008.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director